2

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of

April	2003,

Commission file number: 0-15741

AB ELECTROLUX

(Translation of registrant’s name into English)

S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX(publ.)

(Registrant)

Date: April 22, 2003	By /s/ William G. E. Jacobs

FIRST QUARTER REPORT, 2003	Stockholm, April 22, 2003 Page 1(18)

	First	First
Amounts in SEKm,	quarter	quarter
unless otherwise stated	2003	2002	Change

Net sales	32,062	33,580	-4.5%
Operating income 1)	1,798	3,791	-52.6%
Operating income, excl. items affecting comparability	1,798	1,906	-5.7%
Margin, %	5.6	5.7
Income after financial items 1)	1,798	3,682	-51.2%
Income after financial items, excl. items affecting comparability	1,798	1,797	+0.1%
Margin, %	5.6	5.4
Net income per share, SEK 2)	3.95	9.00	-56.1%
Net income per share, excl. items affecting comparability, SEK 1)2)	3.95	3.75	+5.3%
Value creation, excluding items affecting comparability	731	609	+122
Return on equity, %	17.8	39.6
Return on equity, excl. items affecting comparability, %	17.8	16.4

1)	In 2002, income includes items affecting comparability in the amount of SEK 1,885m (see page 2).

2)	Based on an average of 316.2 (329.6) million shares after buy-backs.

•	Higher operating income for Consumer Durables in Europe

•	Continued positive trend in sales and income for appliances in North America in local currency

•	Substantial downturn in income for Consumer Durables outside Europe and North America

•	Revised outlook for full year

NET SALES AND INCOME

Net sales for the Electrolux Group in the first quarter of 2003 amounted to SEK 32,062m, as against SEK 33,580m for the same period in the previous year. This corresponds to a decrease of 4.5%, of which -11.2% refers to changes in exchange rates, +0.1% to changes in Group’s structure, and +6.6% to price/mix/volume.

Operating income declined to SEK 1,798m (3,791), corresponding to 5.6% (11.3) of sales, and income after financial items decreased to SEK 1,798m (3,682), which corresponds to 5.6% (11.0) of sales. Net income declined to SEK 1,246m (2,962), corresponding to SEK 3.95 (9.00) per share.

Items affecting comparability in 2002

The above income figures for 2002 include items affecting comparability in the amount of SEK 1,885m. This amount refers to a capital gain of SEK 1,800m on the divestment of the remaining part of the leisure-appliances product line, and to a capital gain of SEK 85m on the divestment of the European home-comfort operation.

Income excluding items affecting comparability

Excluding items affecting comparability, operating income decreased by 5.7% to SEK 1,798m (1,906), representing 5.6% (5.7) of net sales. Income after financial items was unchanged and amounted to SEK 1,798m (1,797), corresponding to 5.6% (5.4) of net sales. Net income increased by 1.5% to SEK 1,246m (1,228), corresponding to SEK 3.95 (3.75) per share.

Effects of changes in exchange rates

Compared with the first quarter in 2002, changes in exchange rates, i.e. in terms of both transaction and translation effects, had a net negative impact on income after financial items of approximately SEK 190m. This refers mainly to the appreciation of the Swedish krona against the US dollar and the British pound.

Financial net

Net financial items improved to SEK 0m (-109), mainly as a result of lower interest rates and substantially reduced net borrowings.

CASH FLOW

Operating cash flow generated by business operations was SEK -3,845m as compared to SEK -3,396m in the previous year after adjustment for proceeds from divested operations in 2002. The decrease is mainly due to a higher increase in working capital than in the first quarter of 2002.

Cash flow is normally weak during the first half of the year as a result of a build-up of inventories and accounts receivable referring to a seasonal increase in sales of outdoor products, room air-conditioners, refrigerators and freezers.

	First	First
	quarter,	quarter,
SEKm	2003	2002

Cash flow from operations, excluding change in operating assets and liabilities	1,910	1,354
Change in operating assets and liabilities	-5,136	-4,146
Capital expenditures	-625	-746
Other	6	142

Operating cash flow	-3,845	-3,396

FINANCIAL POSITION

Equity

Equity as of March 31, 2003 amounted to SEK 28,453m (30,913), which corresponds to SEK 90.20 (93.80) per share.

Change in equity, SEKm

Opening equity, January 1, 2003	27,629
Repurchase of shares	-373
Translation differences	-49
Net income	1,246

Closing equity, March 31, 2003	28,453

Liquid funds and net debt/equity ratio

Net borrowings decreased to SEK 5,400m (11,835). Liquid funds at the end of the period amounted to SEK 11,324m (10,282). Interest-bearing liabilities declined to SEK 16,724m (22,117).

The net debt/equity ratio improved to 0.19 (0.37). The equity/assets ratio remained unchanged at 37.5% (37.1).

	March 31,	March 31,
Net debt, SEKm	2003	2002

Interest-bearing liabilities	16,724	22,117
Liquid funds	-11,324	-10,282

Net borrowings	5,400	11,835
Net debt/equity	0.19	0.37
Equity/assets ratio, %	37.5	37.1

Net assets

Net assets as of March 31, 2003 declined to SEK 32,646 m (40,000). Average net assets for the period declined to SEK 30,281m (38,581), mainly as a result of restructuring and changes in exchange rates. Average net assets after adjustment for items affecting comparability amounted to SEK 32,842m (39,923), corresponding to 25.6% (29.7) of net sales.

Inventories and accounts receivables

Inventories declined to SEK 17,035m (18,545), and accounts receivable to SEK 27,455m (27,799), corresponding to 13.3% (14.0) and 21.4% (21.0) of annualized net sales, respectively.

Return on equity and net assets

The return on equity was 17.8% (39.6), and the return on net assets was 23.8% (39.3). Excluding items affecting comparability, the return on equity in 2002 was 16.4% and the return on net assets was 19.1%.

OPERATIONS BY BUSINESS AREA

Consumer Durables

Industry shipments of core appliances in Europe increased by almost 4% compared with the first quarter of 2002. The market in Western Europe grew by approximately 3% and Eastern Europe by approximately 8%. Group sales of appliances in Europe showed good growth, particularly in Eastern Europe. Operating income improved, mainly as a result of higher volumes and lower cost for materials.

In the US, industry shipments of core appliances were largely unchanged, compared with a strong first quarter in 2002. Shipments of major appliances, i.e. including room air-conditioners and microwave ovens, increased by approximately 6%. Group sales of core appliances in North America showed good growth in local currency, particularly in the refrigerator and cooker product areas. Operating income and margin improved. Sales of room air-conditioners increased over the previous year. Operating income for the home comfort product area improved and was slightly positive.

Demand for appliances in Brazil declined from the previous year. The Group’s Brazilian operation reported somewhat higher sales in local currency. Operating income showed a strong improvement and reached break even, compared with a substantial loss in the first quarter of 2002. In India, Group sales decreased substantially as a result of ongoing restructuring and downsizing. Operating income for the Indian operation showed a substantial downturn, and a major loss was reported for the quarter. In China, Group sales decreased substantially, mainly due to ongoing consolidation and restructuring of operations, downward pressure on prices and a less favorable product mix. Operating income for the Chinese operation showed a considerable decline and was negative. The market for appliances in Australia increased in volume. Group sales for the Australian operation decreased, however. Operating income was largely unchanged as a result of synergies from the integration into the Electrolux Group.

Demand for floor-care products increased in Europe, while the US market showed a continued negative trend. Group sales decreased in both markets. Operating income and margin declined, mainly due to an unfavorable product mix and downward pressure on prices, particularly in the US.

Demand for outdoor products for the consumer market in Europe was largely unchanged. Group sales of garden equipment in Europe were in line with the previous year. Both operating income and margin showed a substantial improvement, as a result of implemented restructuring and higher internal efficiency. Demand for garden equipment in the US showed good growth due to favorable weather. Group sales increased in volume and operating income improved both in local currency and SEK.

Overall, sales for the Consumer Durables business area declined after translation into SEK. Operating income declined with a slightly lower margin.

Professional Indoor Products

Demand for food-service equipment was considerably weaker than in the previous year in most of the Group’s markets. Sales for this product line declined and operating income showed a substantial downturn.

Group sales of laundry equipment were also lower than in 2002, particularly in North America and Japan. Operating income decreased, but with an unchanged margin.

Demand for compressors was in line with the previous year. Group sales in this product category were largely unchanged for comparable units. Operating income showed a substantial improvement, although from a low level, as a result of implemented restructuring and write-downs of assets, as well as higher volumes of new products.

Overall, sales and operating income for Professional Indoor Products were lower than in the previous year. Operating margin improved slightly, however.

Professional Outdoor Products

Demand for chainsaws showed an upturn in both Europe and the US, particularly in the light-duty segments. Group sales of chainsaws increased in volume, partly on the basis of new distribution channels in North America.

Pre-seasonal sales of lawn and garden products showed strong growth, also to a large extent a result of new distribution channels. Sales of diamond tools and power cutters declined for comparable units as a result of weak demand from the construction market. Total sales in this product category increased, however, due to the acquisition of Diamant Boart as of July 1, 2002.

Overall, sales and operating income for Professional Outdoor Products were higher than in the previous year. Operating margin was largely unchanged.

RESTRUCTURING PROGRAMS

Restructuring program in 2002

The restructuring measures announced in December 2002 refer mainly to appliances in North America, India and China, as well as to compressors. Measures are aimed at improving productivity and adjusting the cost structure. See table below for total cost and estimated savings.

Of the total charge of SEK 1,338m in the fourth quarter of 2002, approximately SEK 648m had been utilized as of March 31, 2003. Savings in the first quarter of 2003 amounted to approximately SEK 29m. Changes implemented to date have involved personnel cutbacks of approximately 1,120.

			Utilized as	Savings in	Estimated
			of Mar. 31,	1st quarter	savings
Restructuring program in 2002, SEKm	Total cost		2003	2003	2003

Major appliances, Rest of the world	613		406	18	106
Major appliances, North America	396		146	0	94
Major appliances, Europe	177		53	5	40

Total major appliances	1,186		605	23	240
Compressors	152		43	6	43

Total	1,338	*	648	29	283

*     Approximately SEK 567m of the total cost referred to write-downs of assets.

Restructuring program in 2001

The restructuring measures announced in 2001 are proceeding according to plan. Of the total charge of SEK 3,261m in 2001, approximately SEK 2,834m had been utilized as of March 31, 2003. Savings in the first quarter of 2003 amounted to approximately SEK 142m compared to the first quarter of 2002. Changes implemented to date have involved personnel cutbacks of approximately 4,200. Savings in 2003 are estimated at SEK 398m compared to 2002.

Measures during the first quarter of 2003 include the closure of a plant for hobs in Germany.

					Estimated	Estimated
			Accumulated	Savings in	savings in	accumulated
		Utilized as	savings	Q1, 2003	2003	savings
		of March	Jan. 1, 2002 -	compared	compared	Jan. 1, 2002 -
Restructuring program in 2001, SEKm	Total cost	31, 2003	March 31, 2003	to Q1, 2002	to 2002	Dec. 31 2003

Major appliances, Europe	997	667	383	104	316	573
Floor care, Europe	19	19	8	4	13	17
Garden products, Europe	157	124	91	10	17	86
Major appliances, North America	114	107	145	5	0	116
Major appliances, Rest of the world	40	36	53	6	-1	42

Total Consumer Durables	1,327	953	680	129	345	834
Food-service equipment	168	167	134	30	5	89
Components	1,710	1,673	343	-18 *	43	334
Other	56	41	41	1	5	38

Total	3,261	2,834	1,198	142	398	1,295

*     The negative amount is due to changes in exchange rates. Most of the measures implemented were in North America.

Value created

The total value created during the first quarter of 2003 amounted to SEK 731m, as compared with SEK 609m in the first quarter of the previous year.

The overall decline in sales and operating margin during the quarter was compensated for by higher capital utilization. The capital turnover rate increased to 3.90, as compared with 3.36 in the previous year.

The table below shows value created by business area.

	First quarter	First quarter
Value created by business area, SEKm	2003	2002	Change

Consumer Durables
Europe	435	374	61
North America	326	307	19
Rest of the world	-333	-346	13

Total Consumer Durables	428	335	93
Professional Products
Indoor	81	31	50
Outdoor	297	288	9

Total Professional Products	378	319	59
Common group costs, etc.	-75	-45	-30

Total	731	609	122

Value created is defined as operating income excluding items affecting comparability, less a weighted average cost of capital (WACC) on average net assets. The Group’s WACC is estimated at 13% before tax.

Asbestos litigation in the US

Litigation and claims related to asbestos are pending against the Group in the US. Almost all of the cases refer to externally supplied components used in industrial products manufactured by discontinued operations prior to the early 1970s. Almost all of the cases involve multiple plaintiffs who have made identical allegations against many other defendants who are not part of the Electrolux Group.

As of March 31, 2003 the Group had a total of 301 lawsuits pending, representing approximately 18,000 plaintiffs. A total of 96 new cases were filed during the first quarter of 2003 and 13 were resolved. Approximately 17,900 of the plaintiffs refer to cases pending in the state of Mississippi.

Parent company

Net sales for the parent company, AB Electrolux, for the first quarter of 2003 amounted to SEK 1,587m (1,730). Income after financial items was SEK 2,136m (1,676), including dividends from subsidiaries in the amount of SEK 1,673m (1,658). Capital expenditure was SEK 9m (30). Liquid funds at the end of the period amounted to SEK 6,541m (2,941) as against SEK 8,090m at the start of the year.

Proposed dividend

The Board of Directors proposes an increase of the dividend for 2002 to SEK 6.00 (4.50) per share, for a total dividend payment of SEK 1,894m (1,483). The proposed dividend corresponds to 34% (41) of net income per share for 2002, excluding items affecting comparability. The Group’s goal is to ensure that the dividend corresponds to 30–50% of net income for the year.

Proposals by the Board to the Annual General Meeting on April 22, 2003

New employee stock-option program in 2003

The Board has presented a proposal to the Annual General Meeting to introduce a new employee stock option program in 2003. It is proposed that a maximum of 3,000,000 options will be allotted to less than 200 senior managers and that the 2003 program will be based on the same parameters as the 2001 and 2002 programs, including the number of options per lot.

The Board also proposes to the Annual General Meeting that the company’s obligations under the proposed program, including estimated employer contributions, will be secured by repurchased shares. With reference to the 2003 and previous employee stock-option programs, the Board proposes that the Annual General Meeting resolves that the Company may, until the next Annual General Meeting, transfer a maximum of 1,447,572 B-shares to cover costs, mainly employer contributions, which may arise due to the 1998-2003 option programs. Transfer shall be made at the Stockholm Stock Exchange at a price at each time within the registered price interval for the share.

Assuming that all stock options allotted under the 2003 program are exercised, the sale of previously repurchased shares under this program would result in a dilution of 1.1%. This figure includes the sale of shares for hedging of employer contributions in connection with the exercise of the options. The financing cost for these shares for hedging purposes is estimated at SEK 20m for 2003.

More information on the proposed option program for 2003 can be found in the Group’s annual report, and has also been displayed in the AGM section of the Group’s web site at www.electrolux.com/ir since April 8, 2003.

New share repurchase program and cancellation of shares

In order to allow for further repurchase of shares, the Board proposes to the Annual General Meeting that the number of B-shares that are not required for the hedging of the stock option programs, be eliminated through a process of cancellation.

The proposal means that the Annual General Meeting would resolve to reduce the share capital by SEK 73,062,900 through cancellation of 14,612,580 own B-shares. Shares required to meet obligations under the Company’s personnel stock-option programs (8,508,172) are excluded from cancellation. Today Electrolux share capital amounts to SEK 1,693,562,900 and will, following the execution of the reduction, amount to SEK 1,620,500,000.

The Board also proposes that the Annual General Meeting approve a new program for the repurchase up to a maximum of 10% of the total number of shares. This authorization would cover the period up to the Annual General Meeting in 2004.

The purpose of the share repurchase program is to ensure the possibility to adapt the capital structure of the Group and, thereby, contribute to increased shareholder value, or to use the repurchased shares in conjunction with the financing of potential acquisitions and the Group’s option programs.

More information on the proposed cancellation of shares and new repurchase program has been displayed in the AGM section of the Group’s web site at www.electrolux.com/ir since April 8, 2003.

Repurchase of shares during the first quarter of 2003

During the first quarter of 2003, Electrolux repurchased 2,726,700 own B-shares for a total of SEK 373m, corresponding to an average price of SEK 137 per share. As of March 31, 2003, the Company owned a total of 23,120,752 B-shares, equivalent to 6.8% of the total number of outstanding shares.

	Total number of
	outstanding A- and	No. of shares held by	No. of shares held by
Repurchase of shares	B-shares	Electrolux	other shareholders

As of January 1, 2003	338,712,580	20,394,052	318,318,528
Repurchase of shares in first quarter of 2003	—	2,726,700	—

Number of shares as of March 31, 2003	338,712,580	23,120,752	315,591,828

De-listing of shares in Paris and Zurich

In December 2002, the Board of Directors decided to de-list the Electrolux share from the stock exchanges in Paris and Zurich. The last day for trading Electrolux shares on the Zurich Exchange is April 30, 2003. De-listing in Paris is expected to be implemented during the first half of 2003.

OUTLOOK FOR 2003*

Although there is still uncertainty regarding market conditions during the rest of the year, the Group expects demand for appliances to be generally flat in both Europe and North America.

As a result of the negative trend in income for the appliance operations in India and China, continued downward pressure on prices for floor-care products in North America and weaker demand for Professional Indoor Products, the Group’s operating income for the full year is expected to be somewhat lower than in 2002.

Stockholm, April 22, 2003

Hans Stråberg
President and CEO

*This represents a change from the previous outlook published in February 2003, which stated:

“There is uncertainty regarding market conditions in 2003. At present, the Group expects demand to be generally flat during the year in both Europe and the US. In light of the above expectations for flat demand, and on the basis of internal restructuring and cost adjustments, the Group should achieve some improvement in operating income and value created for the full year 2003.”

Slide presentation

A slide presentation of the Group’s 2003 first quarter results is available on the Electrolux website at the following address: www.electrolux.com/webcast1

Factors affecting forward-looking statements

This report contains “forward-looking” statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Such statements include, among others, the financial goals and targets of Electrolux for future periods and future business and financial plans. These statements are based on current expectations and are subject to risks and uncertainties that could cause actual results to differ materially due to a variety of factors. These factors include, but may not be limited to the following; consumer demand and market conditions in the geographical areas and industries in which Electrolux operates, effects of currency fluctuations, competitive pressures to reduce prices, significant loss of business from major retailers, the success in developing new products and marketing initiatives, developments in product liability litigation, progress in achieving operational and capital efficiency goals, the success in identifying growth opportunities and acquisition candidates and the integration of these opportunities with existing businesses, progress in achieving structural and supply-chain reorganization goals.

	First	First	Full
	quarter	quarter	year
Consolidated income statement, SEKm	2003	2002	2002

Net sales	32,062	33,580	133,150
Cost of goods sold	-24,512	-25,948	-101,705
Selling expense	-4,217	-4,204	-17,738
Administrative expense	-1,478	-1,451	-5,405
Other operating income/expense	-57	-71	-137
Items affecting comparability	—	1,885	-434

Operating income*	1,798	3,791	7,731
Margin, %	5.6	11.3	5.8

Financial items, net	0	-109	-186

Income after financial items	1,798	3,682	7,545
Margin, %	5.6	11.0	5.7
Taxes	-556	-726	-2,459
Minority interests in net income	4	6	9
Net income	1,246	2,962	5,095

* Including depreciation and amortization in the amount of:	-854	-1,006	-3,854

Net income per share basic and diluted, SEK	3.95	9.00	15.60
Number of shares after buy backs, million	315.6	329.6	318.3
Average number of shares after buy backs, million	316.2	329.6	327.1

	March 31	March 31	Full year
Consolidated balance sheet, SEKm	2003	2002	2002

Assets
Fixed assets	27,418	30,925	27,698
Inventories, etc	16,731	18,258	15,614
Accounts receivable	27,455	27,799	22,484
Other receivables	5,891	8,115	5,328
Liquid funds	11,324	10,282	14,300

Total assets	88,819	95,379	85,424

Equity and liabilities
Shareholders’ equity	28,453	30,913	27,629
Minority interests	572	671	592
Interest-bearing liabilities and provisions	16,724	22,117	15,698
Non-interest-bearing liabilities and provisions	43,070	41,678	41,505

Total equity and liabilities	88,819	95,379	85,424

Contingent liabilities	1,117	1,462	949

	First	First	Full
	quarter	quarter	year
Change in equity, SEKm	2003	2002	2002

Opening balance	27,629	28,864	28,864
Dividend payment	—	—	-1,483
Repurchase of shares	-373	—	-1,703
Minimum liability US pensions	—	—	-1,335
Translation differences etc.	-49	-913	-1,809
Net income	1,246	2,962	5,095

Closing balance	28,453	30,913	27,629

	First	First	Full
	quarter	quarter	year
Consolidated cash-flow statement, SEKm	2003	2002	2002

Operations
Income after financial items	1,798	3,682	7,545
Depreciation and amortization	854	1,006	3,854
Provisions and capital gains/losses	-528	-3,114	-1,272
Taxes paid	-214	-220	-1,027
Changes in operating assets and liabilities
Change in inventories	-1,202	-1,901	-706
Change in accounts receivable	-5,073	-4,562	28
Change in other current assets	-621	-99	832
Change in current liabilities and provisions	1,760	2,416	1,651

Cash flow from operations	-3,226	-2,792	10,905
Investments
Acquisition and divestment of operations	—	2,397	2,229
Capital expenditure in tangible fixed assets	-625	-746	-3,335
Capitalization of product development and software	-50	-80	-195
Other	56	222	290

Cash flow from investments	-619	1,793	-1,011
Dividend	—	—	-1,483
Repurchase of shares	-373	—	-1,703

Cash flow after dividends	-4,218	-999	6,708
Change in interest-bearing liabilities	1,301	-849	-4,157
Total cash flow	-2,917	-1,848	2,551
Liquid funds at beginning of year	14,300	12,374	12,374
Exchange-rate differences referring to liquid funds	-59	-244	-625
Liquid funds at end of period	11,324	10,282	14,300

Change in net borrowings
Total cash flow excl. change in loans	-4,218	-999	6,708
Net borrowings at beginning of year	-1,398	-10,809	-10,809
Exchange-rate differences referring to net borrowings	216	-27	2,703
Net borrowings at end of period	-5,400	-11,835	-1,398

	First	First	Full
	quarter	quarter	year
Net sales by business area, SEKm	2003	2002	2002

Consumer Durables
Europe	11,987	11,241	48,250
North America	12,028	13,284	48,450
Rest of the world	2,908	3,437	14,820

Total Consumer Durables	26,923	27,962	111,520
Professional Products
Indoor	2,165	3,029	10,887
Outdoor	2,950	2,547	10,597

Total Professional Products	5,115	5,576	21,484
Other	24	42	146

Total	32,062	33,580	133,150

	First	First	Full
	quarter	quarter	year
Operating income by business area, SEKm	2003	2002	2002

Consumer Durables
Europe	710	676	3,265
Margin, %	5.9	6.0	6.8
North America	798	876	3,271
Margin, %	6.6	6.6	6.8
Rest of the world	-120	-22	51
Margin, %	-4.1	-0.6	0.3

Total Consumer Durables	1,388	1,530	6,587
Margin, %	5.2	5.5	5.9
Professional Products
Indoor	138	183	753
Margin, %	6.4	6.0	6.9
Outdoor	442	386	1,508
Margin, %	15.0	15.2	14.2

Total Professional Products	580	569	2,261
Margin, %	11.3	10.2	10.5
Common Group costs, etc.	-170	-193	-683
Items affecting comparability	—	1.885	-434

Total	1,798	3,791	7,731

	First	First	Full
	quarter	quarter	year
Value creation, SEKm	2003	2002	2002

Consumer Durables
Europe	435	374	2,099
North America	326	307	1,170
Rest of the world	-333	-346	-1,011

Total Consumer Durables	428	335	2,258
Professional Products
Indoor	81	31	291
Outdoor	297	288	1,090

Total Professional Products	378	319	1,381
Common Group costs, etc.	-75	-45	-178

Total	731	609	3,461

			First quarter
			2002,
	First	First	excl. items	Full
	quarter	quarter	affecting	year
Key ratios	2003	2002	comparability	2002

Net income per share, SEK1)	3.95	9.00	3.75	15.60
Return on equity, %2)	17.8	39.6	16.4	17.2
Return on net assets, %3)	23.8	39.3	19.1	22.1
Net debt/equity ratio4)	0.19	0.37	0.37	0.05
Capital expenditure, SEKm	625	746	746	3,335
Average number of employees	80,329	84,474	84,474	81,971

1) Average number of shares for the first quarter after buy-backs is 316.2 (329.6) million.

2) Annualized net income, expressed as a percentage of average equity.

3) Annualized operating income, expressed as a percentage of average net assets.

4) Net borrowings, i.e. interest-bearing liabilities less liquid funds, in relation to adjusted equity.

    The latter is defined as equity including minority interests.

	First	First	Full
	quarter	quarter	year
Exchange rates in SEK	2003	2002	2002

USD, average	8.57	10.51	9.72
USD, end of period	8.51	10.35	8.78
EUR, average	9.19	9.16	9.15
EUR, end of period	9.28	9.03	9.16
GBP, average	13.76	14.98	14.58
GBP, end of period	13.45	14.74	14.09

Quarterly figures

Net sales and income, per quarter			1st qtr	2nd qtr	3rd qtr	4th qtr	Full year

Net sales, SEKm	2003		32,062
	2002		33,580	37,224	31,760	30,586	133,150

Operating income, SEKm	2003		1,798
	Margin,%		5.6
	2002		3,791	2,722	1,781	-563	7,731
	Margin,%		11.3	7.3	5.6	-1.8	5.8
	2002[1]	)	1,906	2,722	1,756	1,781	8,165
	Margin, %		5.7	7.3	5.5	5.8	6.1

Income after financial items, SEKm	2003		1,798
	Margin,%		5.6
	2002		3,682	2,694	1,728	-559	7,545
	Margin,%		11.0	7.2	5.4	-1.8	5.7
	2002	1)	1,797	2,694	1,703	1,785	7,979
	Margin, %		5.4	7.2	5.4	5.8	6.0

Net income, SEKm	2003		1,246
	2002		2,962	1,850	1,239	-956	5,095
	2002	1)	1,228	1,850	1,222	1,221	5,521

Net income per share, SEK	2003		3.95
	2002		9.00	5.60	3.80	-2.80	15.60
	2002	1)	3.75	5.60	3.75	3.80	16.90

Value creation, SEKm	2003		731
	2002		609	1,475	636	741	3,461

1) Excluding items affecting comparability, which in 2002 amounted to SEK -434m.

Net sales by business area, per quarter, SEKm

Consumer Durables		1st qtr	2nd qtr	3rd qtr	4th qtr	Full year

Europe	2003	11,987
	2002	11,241	11,896	12,605	12,508	48,250

North America	2003	12,028
	2002	13,284	15,090	10,876	9,200	48,450

Rest of the world	2003	2,908
	2002	3,437	4,257	3,332	3,794	14,820

Total Consumer Durables	2003	26,923
	2002	27,962	31,243	26,813	25,502	111,520

Professional Products, Indoor	2003	2,165
	2002	3,029	3,032	2,192	2,634	10,887

Professional Products, Outdoor	2003	2,950
	2002	2,547	2,907	2,720	2,423	10,597

Total Professional Products	2003	5,115
	2002	5,576	5,939	4,912	5,057	21,484

Operating income by business area, per quarter, SEKm

Consumer Durables		1st qtr	2nd qtr	3rd qtr	4th qtr	Full year

Europe	2003	710
	Margin,%	5.9
	2002	676	819	828	942	3,265
	Margin,%	6.0	6.9	6.6	7.5	6.8

North America	2003	798
	Margin,%	6.6
	2002	876	1,338	577	480	3,271
	Margin,%	6.6	8.9	5.3	5.2	6.8

Rest of the world	2003	-120
	Margin,%	-4.1
	2002	-22	98	-41	16	51
	Margin,%	-0.6	2.3	-1.2	0.4	0.3

Professional Products, Indoor	2003	138
	Margin,%	6.4
	2002	183	214	197	159	753
	Margin,%	6.0	7.1	9.0	6.0	6.9

Professional Products, Outdoor	2003	442
	Margin,%	15.0
	2002	386	435	356	331	1,508
	Margin,%	15.2	15.0	13.1	13.7	14.2

Common Group costs, etc.	2003	-170
	2002	-193	-182	-161	-147	-683

Items affecting comparability	2003	—
	2002	1,885	—	25	-2,344	-434

Five-year review

Amounts in SEKm, unless otherwise stated	2002		2001	2000	1999	1998

Net sales	133,150		135,803	124,493	119,550	117,524
Operating income	7,731		6,281	7,602	7,204	7,028
Margin, %	5.8		4.6	6.1	6.0	6.0
Margin, excluding items affecting comparability, %	6.1		4.7	6.5	6.2	5.2

Income after financial items	7,545		5,215	6,530	6,142	5,850
Margin, %	5.7		3.8	5.2	5.1	5.0
Margin, excluding items affecting comparability, %	6.0		3.9	5.6	5.3	4.2

Net income	5,095		3,870	4,457	4,175	3,975
Net income per share, SEK	15.60		11.35	12.40	11.40	10.85
Average number of shares after buy-backs, million	327.1		340.1	359.1	366.2	366.2
Dividend, adjusted for share issues	6.00[1]	)	4.50	4.00	3.50	3.00

Value creation	3,461		262	2,423	1,782	437
Return on equity, %	17.2		13.2	17.0	17.1	18.2
Return on net assets, %	22.1		15.0	19.6	18.3	17.5
Net debt/equity ratio	0.05		0.37	0.63	0.50	0.71
Capital expenditure	3,335		4,195	4,423	4,439	3,756
Average number of employees	81,971		87,139	87,128	92,916	99,322

1) Proposed by the Board.

Definitions

Capital indicators

Annualized sales	In computation of key ratios where capital is related to net sales, the latter are annualized and converted at year-end exchange rates and adjusted for acquired and divested operations

Net assets	Total assets, excluding liquid funds, interest-bearing financial receivables, as well as non-interesting-bearing liabilities and provisions.

Adjusted equity	Equity, including minority interests.

Working capital	Net assets less fixed assets and deferred tax assets/liabilities.

Net borrowings	Total interest-bearing liabilities less liquid funds.

Net debt/equity ratio	Net borrowings in relation to adjusted equity.

Equity/assets ratio	Adjusted equity as a percentage of total assets less liquid funds.

Other key ratios

Net income per share	Net income divided by the average number of shares after buy-backs.

Operating cash flow	Total cash flow from operations and investments, excluding acquisition and divestment of operations.

Operating margin	Operating income expressed as a percentage of net sales.

Value creation	Operating income excluding items affecting comparability less the weighted average cost of capital (WACC) on average net assets excluding items affecting comparability. [(Net sales - operating costs = operating income) - (WACC x Average net assets)]. The WACC for 2003 and 2002 was 13% before tax. The WACC for previous periods was 14% before tax.

Return on equity	Net income expressed as a percentage of average equity.

Return on net assets	Operating income expressed as a percentage of average net assets.

This report has not been audited.

Financial reports in 2003
Quarterly report, 2nd quarter	July 17
Quarterly report, 3rd quarter	October 21

Financial information from Electrolux is also available on www.electrolux.com/ir

PRESS RELEASE	Stockholm, Tuesday, April 22, 2003

Speech by Hans Stråberg at AGM

Shareholders, guests, ladies and gentlemen,

A year has now passed since I took over as President and CEO of Electrolux. It has been a year of much hard work, but above all a year in which a great deal happened that is positive and forward-looking.

First, I’d like to say a few words about the most important thing of all. The core of Electrolux, what the Electrolux brand stands for: Innovative, trusted solutions for an easier and more enjoyable life.

This is more than just a slogan, it’s a summary of what Electrolux brings to its meeting with the customer. No matter whether it’s an ordinary consumer or a hard-driving professional. And no matter where in the world the meeting occurs.

This is more than just something we say, it’s something we strive to live up to. It’s a synthesis of what we want our customers to think when they meet us – and what they should associate with Electrolux.

This short sentence consists of three key messages:

Our first message is innovation. We need to constantly develop innovative, cutting-edge products that show we are the leader. Not only in size but in ideas, too.

Our second message is reliability and trust. We are “the world’s number one choice.” More people choose products from us than any of our competitors. That’s a strong message – especially in our business. We sell products people use for a long time. They cost a relatively large slice of the household budget, and if they don’t work, it causes major problems. That’s why the confidence of consumers is so important to us. And the same thing applies to our professional customers. Their income depends on our products.

Our third message is that we make life easier and more enjoyable. This is Electrolux’s heart and soul: understanding how to help users save time and energy, and how to make their work more fun. Living up to this message means making our products more attractive and more valuable to the customer.

Let me give you a few examples of products that communicate Electrolux’s core values by their very nature:

The new Ultra Silencer makes vacuuming more enjoyable because it is probably the quietest vacuum cleaner on earth. We’re currently launching it in several European countries, including Sweden.

An example of an innovative product is the Integration range. It has a built-in microwave oven. And it provides energy savings of up to 40% compared with an ordinary oven.

It should be easy to see what you have in the refrigerator. Our new frost-free refrigerators give you a good overview of their contents year round. And you never need to defrost.

It should be easy to load the washing machine. That’s why our Solution washers have a tilted front.

It should be easy to deal with the great pile of grass you end up with after you mow the lawn. That’s why our Turbo compact mower compacts the grass into a manageable little cube.

It should be enjoyable to have a lawn. So enjoy it! Let our Auto Mower robot mow the lawn for you.

It should be easy for a professional chef to quickly cool dishes straight out of the oven. That’s why we developed a unique system for institutional kitchens called Air-o-Chill.

Last but not least, I want to mention the Electrolux Trilobite automatic vacuum cleaner, which has rapidly become a success story around the world. And I hardly need to add that it’s an innovative, reliable product that makes life easier and more enjoyable.

Let us now turn to the past year. If I were to try to summarize 2002 in a few short words, I’d say: “a strong result, strong balance sheet, growing market share.”

Sales were up 5.5% in 2002 for comparable units and adjusted for exchange rate fluctuations – that is, what we call organic growth. We also captured market share in several important markets, including Europe and the United States. What this reflects more than anything else is our strong relationships with large, growing retailers, both in Europe and the US. We offer them efficient logistics, a broad range of products, quality and service that few other manufacturers can match.

Our profitability – which is to say our operating margin – climbed back over the 6% mark. Our return on equity was 18.6% last year, up from 13.2% in 2001. In absolute terms, our operating income was the highest in Electrolux history, over eight billion kronor.

In the course of the year, we continued to reduce the amount of capital tied up; our net assets were just 27% of net sales. That means we are using our assets very efficiently.

Increased sales, higher earnings and less tied-up capital all helped us create more value, which is our measure of success within the Group. Operating income minus the cost of our average net assets is our measure of value created. To put it another way, our earnings have to cover the cost of the capital the Group uses before we begin to create value. In 2002, we created value to the tune of 3.5 billion kronor, a new record.

Our already strong balance sheet got even stronger. At year-end, our net debts were just 5% of equity, down from 37% in 2001. The Board therefore proposes to the annual meeting that we continue to buy back shares to create a better balance between equity and borrowed capital. But we’ll be returning to that issue later today.

Our cash flow also improved, thanks to higher income and reduced operating capital.

Looking at the year’s trends on a per-share basis, there is much cause for optimism. Net income per share increased 52% last year, from just over 11 to almost 17 kronor. Our share significantly outperformed the exchange index during the year, too.

These strong earnings and a strong balance sheet are our grounds for increasing the dividend by 33%, from 4.50 to 6.00 kronor – which you, the shareholders, will have the opportunity to voice your opinion on today.

What did we do right to achieve such good results in 2002? And how do we view Electrolux’s prospects for continued growth, in terms of both profitability and sales?

As I discussed at last year’s annual meeting, I put a great deal of emphasis on a thorough review of all the Group’s product lines this year. The result of the reviews is a rolling three-year business plan for every single product line.

The differences between our product lines are quite significant, and we have divided them into three groups. Product lines in the first group have a high profit margin, a strong market position and have “earned the right” to continue to grow. About half the Group’s sales are accounted for by this group.

The second group has a good profit margin and a good market position, but we need to take measures to increase value creation. About 15% of our sales are accounted for by this group.

The third group includes product lines with low profit margins that are not creating value. It accounts for about 35% of sales.

I’d like to discuss what we are currently doing to reverse the trend in this third group. The first step is to cut costs and make sure the operations are creating value. For this reason, we kicked off a program of action this past December for white goods in Brazil, India and China and for our compressor manufacturing operations. The program includes concentrating production at fewer facilities and rationalization of the marketing and sales organizations. Manufacture of air conditioners for the American market is being transferred to countries with lower costs. All in all, some 5,000 employees are affected by the program. The cost of implementing it is just over 1.3 billion kronor. We expect it to result in annual savings of over 400 million kronor starting in 2005. In addition to these restructuring measures, we have written down assets totaling 1 billion kronor relating to our compressor operations.

Let me also mention something about the first-quarter report for the year, which was published around lunchtime today. Sales for the quarter amounted to 32.1 billion kronor. This is a 4.5 percent decrease compared to the same period in 2002. The entire decrease is attributable to changes in exchange rates. Sales actually increased 6.6 percent if we remove the exchange rate differences.

Our operating income amounted to 1.8 billion kronor - a decrease of 5.7 percent. This figure was also negatively affected by the exchange rates to the Swedish krona. Operating margin increased to 5.6 percent - a tenth of a percentage point decrease compared to the first quarter of last year. We improved our result in consumer durables in Europe. And we had a continued positive sales and income trend in our North American operations, measured in US dollars. Professional Outdoor Products also improved its operating income.

Sales and results of consumer durables in the rest of the world continued to develop negatively, particularly in India and China. As I said previously, the work is ongoing to discontinue this negative trend in both of these countries. In Brazil, however, we achieved a substantial improvement of our result.

As we have reviewed our product lines, I have tried to focus on internal communication of the Group’s strategy. My message has concerned four prioritized areas:

The first message is continued cost-efficiency and profitability. Before a business area can grow, it has to achieve stability and control over its costs.

In 2002, we recorded significantly higher income for our European organization, largely thanks to cost controls and improved efficiency. Our efforts continue unabated. There are still opportunities to simplify procedures, reduce the number of product platforms and reduce the complexity of production.

In the profitable parts of the Group, it’s important to make sure that our focus on costs does not fall by the wayside. I will therefore keep questioning many of our expense items.

But we can’t just save our way to profits and growth. We have to commit to the future, too. That’s where my remaining three strategic messages come in.

The second message is that we have to improve our knowledge and understanding of the problems and needs that consumers experience in our product areas. We will use this insight to develop innovative new products that satisfy needs and solve problems for consumers.

As I touched on previously, we have many examples of innovative products. But we have to become even better at understanding the consumer in order to develop better products that consumers are willing to pay more for. That’s why I have changed the procedure for reviewing investments in new products. If you want an investment request approved, first you have to show how the new product meets an unfulfilled consumer need.

There’s currently a lot going on within the Group in the area of consumer insight. We have made a major commitment to group interviews with consumers, in-depth interviews, questionnaires, behavioral studies and needs-based segmentation.

We will be putting a lot of time and resources into truly understanding consumer needs early in the product development process. What that does is improve our accuracy: in product development, in design and in marketing.

My third strategic message is that we need to build Electrolux into the leading global brand in our industry. As you know, our portfolio includes many brands. Building and maintaining all these brands is expensive and complicated. In today’s media avalanche, only truly strong brands stand a chance of gaining the attention and trust of consumers. And studies show that consumers are willing to pay more for strong brands.

Our goal is to see the Electrolux brand generate two-thirds of Group sales by 2007. In order to achieve it, we will link Electrolux to our strong local brands during a transitional period. This picture shows how it might look.

We have already begun the transition in several European countries. In the United States, a range of stainless steel products has now been launched under the Electrolux name. At the end of this year, a brand new range of Electrolux products will be launched there. The range was premiered at a major US kitchen show that I visited just over a week ago. Here we made the most of the strength of a global company. The oven is based on German technology, the stovetop was developed in Italy and the new dishwasher comes from Australia. We received a very positive response from our retailers. And I have high hopes for what our American operations can achieve in the years to come, especially in their efforts to promote the Electrolux brand.

We are going to increase investments in marketing during the next few years. Our total advertising spending will increase, too. By reallocating resources from local brands and other areas, we will be able to commit more to the Electrolux brand in the future.

My fourth strategic message is that we need to develop our employees and managers. We need to care for and develop talented people at every level. We have to make sure our managers are good coaches for their employees. And we have to make sure that talented employees have the opportunity to take on different positions and different challenges.

Talent management is what we call our efforts to identify, develop and retain talented employees. It is our goal to reduce external recruiting for management positions. In a company the size of Electrolux, there should be plenty of internal talent ready and willing to take on the challenges.

As far as coaching goes, we have initiated a global training program for some 2,500 managers. For two intensive days, they have a chance to learn how to develop their employees. We started with the management team and are continuing the program out in the organization.

It has been said before, but it’s worth saying again: this is a fantastic company you own. If you take a look in the rearview mirror at the Electrolux of a few years back and compare it with today’s Electrolux, it’s plain to see that we are more profitable, more streamlined and better focused than we were before. Besides that, we are stronger financially than ever before. And we are the world’s largest company in our industry.

It would be easy to sit back and let things keep rolling along the way they always have. But as you well understand, that’s not what I’m planning to do. We can grow even more profitable through keeping a strong focus on costs, developing more innovative products and building Electrolux into a strong global brand.

I have no doubt we will succeed. From our internal surveys, I know that our employees are strongly committed to doing their best to help us achieve our goals. There is a unique pride and determination in this company and we want to make the most of it.

You’ll find that determination everywhere you look in our Group – from Augusta, Georgia to Pordenone, Italy to Changsha, China to Orange, Australia.

It’s a determination to develop innovative, reliable solutions that make life easier and more enjoyable for millions of customers all around the world.

Thank you very much!

The Electrolux Press Hotline is available at +46 8 657 65 07.

The Electrolux Group is the world’s largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chainsaws, lawn mowers, and garden tractors. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use sold under famous brands such as AEG, Electrolux, Zanussi, Frigidaire, Eureka and Husqvarna. In 2002, Electrolux had sales of SEK 133.2 billion and 82,000 employees.

For cancellation of or changes to this fax distribution service, please return this document, with your name, company, and fax number, stating what you want to change, to fax no +46 8 738 74 61.

PRESS RELEASE	Stockholm, Tuesday, April 22, 2003 Page 1 of 2

Annual General Meeting 2003

(ELUX) The Annual General Meeting of AB Electrolux was held on Tuesday, April 22, in Stockholm.

Rune Andersson, Peggy Bruzelius, Thomas Halvorsen, Louis R. Hughes, Hans Stråberg, Michael Treschow, Karel Vuursteen and Jacob Wallenberg where re-elected to the board. Barbara Thoralfsson was new-elected to the board.

The proposed dividend of SEK 6.00 per share was adopted. The record date was set for April 25, 2003, and dividends are estimated to be paid by VPC (Securities Register Center) on April 30, 2003.

The parent company’s and Group’s Income Statements and Balance Sheets were adopted. The Board of Directors and President were discharged from liability for the fiscal year 2002.

At the statutory board meeting, Rune Andersson was re-elected chairman. Jacob Wallenberg was re-elected deputy chairman.

In accordance with a proposal from the Board of Directors, the AGM decided to reduce the company’s share capital by SEK 73,062,900 by way of withdrawal, without repayment, of 14,612,580 shares of series B which the company previously has acquired. In order to reduce the time required for reducing the share capital, the AGM decided to issue 14,612,580 series C shares with a par value of SEK 5 each to Svenska Handelsbanken, to redeem the shares to the same amount adjusted with an interest rate factor, and to transfer SEK 73,062,900 from the company’s unrestricted reserves to the company’s statutory reserves.

In accordance with a proposal from the Board of Directors, the AGM also authorized the Board, for the period until the next AGM, to acquire and transfer the company’s own shares. The total amount of shares of series A and/or series B to be acquired may amount to, at the most, so many shares that, thereafter, the company holds at a maximum 10 per cent of all shares issued by the company. Such transfer may be made by deviation from the shareholders’ preferential rights in connection with company acquisitions.

In accordance with a proposal from the Board of Directors, the AGM approved a new employee stock-option program for 2003. The program is based on the same parameters as the 2001 and 2002 programs.

To cost effectively meet the company’s obligations under the 2003 personnel stock-option program, the AGM decided that a maximum of 3,000,000 B shares owned by the company may be transferred within the framework of the program.

With reference to the 2003 and previous employee stock-option programs, the AGM decided that the company may, until the next AGM, transfer a maximum of 1,447,572 B shares owned by the company to cover costs, mainly social security charges, which may occur due to the 1998-2003 option programs. Transfer shall be made at the Stockholm Stock Exchange at a price at each time within the registered price interval for the share.

The AGM decided that the nomination procedure prior to coming elections of board members shall be arranged as follows. The Chairman shall, during each fourth calendar quarter, contact representatives of at least three of the major shareholders who jointly and under supervision of the Chairman shall prepare a proposal for Board of Directors to be submitted to the AGM for resolution. The names of the shareholder representatives shall be made public as soon as they have been appointed.

–end

Further information

The Electrolux Press Hotline is available at +46 8 657 65 07.

The Electrolux Group is the world’s largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chainsaws, lawn mowers, and garden tractors. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use sold under famous brands such as AEG, Electrolux, Zanussi, Frigidaire, Eureka and Husqvarna. In 2002, Electrolux had sales of SEK 133.2 billion and 82,000 employees.

For cancellation of or changes to this fax distribution service, please return this document, with your name, company, and fax number, stating what you want to change, to fax no +46 8 738 74 61.